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                                [FMB LETTERHEAD]

March 25, 2005

VIA EDGAR

Jeffrey B. Werbitt, Esq.
Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: First Manitowoc Bancorp, Inc.
    Schedule 13E-3 filed on February 28, 2005
    File No. 005-80577

Dear Mr. Werbitt:

This letter responds to written comments of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "SEC") dated March 9, 2005, in connection with the Transaction Statement filed by First Manitowoc Bancorp, Inc. ("FMB") on February 28, 2005 (the "Schedule 13E-3"). For your convenience, our responses are numbered to correspond with the Staff's comments. Simultaneous with the delivery of this response letter, FMB is filing an amendment to Schedule 13E-3 that includes conforming changes to the
Schedule 13E-3 and the Information Statement filed as an exhibit to the Schedule 13E-3 (collectively, the "Schedule 13E-3/A"). All page number references below relate to the Schedule 13E-3/A.

RESPONSE TO COMMENT 1

The Schedule 13E-3 has been amended to incorporate by reference FMB's audited financial statements for the fiscal year ended December 31, 2004, as included in FMB's Annual Report on Form 10-K filed with the SEC on March 15, 2005.

RESPONSE TO COMMENT 2

FMB does not believe that either registration of the common stock of Southeastern First Manitowoc Bancorp of Wisconsin, Inc. ("Southeastern") or an exemption from registration is required for the issuance of shares by Southeastern in connection with the transaction because the proposed issuance does not involve an "offer," "offer for sale," "offer to sell" or a "sale" within the meaning of Section 2(3) of the Securities Exchange Act of 1933.

In addition to the foregoing, we advise that under Wisconsin law, the merger of a parent corporation into a wholly owned subsidiary may be consummated pursuant to Section 180.1104 ("Section 1104") of Wisconsin Business Corporation Law ("WBCL") without the vote or consent of shareholders of either the parent or subsidiary corporations. In addition, Wisconsin law does not provide appraisal rights for the issuer corporation's shareholders where that issuer is

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Jeffrey B. Werbitt, Esq.
March 25, 2005
Page 2

merged into its subsidiary pursuant to Section 1104. Accordingly, in connection with the proposed merger of FMB into Southeastern, Wisconsin law does not require that FMB shareholders vote or otherwise consent to the merger or that they be permitted to assert appraisal rights. Second, as demonstrated by the foregoing description of Wisconsin law, the proposed transaction does not require or permit the exercise of shareholder discretion with respect to any investment decision. Third, following completion of the merger, each FMB shareholder that continues as a shareholder of the surviving corporation will have an essentially identical pro-rata interest in a successor entity identical to that in which such shareholder had an interest prior to the merger. In summary, there is no offer or offer to sell securities and no investment decision to be made by any continuing shareholder.

In the absence of any right of any FMB shareholder to vote, exercise appraisal rights, or take any discretionary action in connection with the merger, the merger cannot be deemed to involve an "offer," offer for sale," "offer to sell" or "sale" within the meaning of Section 2(3) of the 1933 Act. See Release 33-5316 (October 6, 1972) and In re Natomas Company (1980 WL 17900 (SEC No-Action letter)). In reaching this conclusion, FMB is mindful of the discussion in Release 33-5316, supra, concerning the applicability of Section 2(3) to certain short-form mergers. It appears, however, that the SEC's opinion in the release is directed at a situation in which the minority shareholders of a corporation to be merged into its parent will receive a disproportionate ownership interest in the surviving corporation. That transaction would have substantial economic consequences to the minority shareholders and is much different than the transaction contemplated hereby, in which each FMB shareholder who will be a continuing shareholder of the surviving corporation will be in an identical economic position to that occupied prior to the transaction.

RESPONSE TO COMMENT 3

The Schedule 13E-3 has been amended to include Southeastern as a filing person.

RESPONSE TO COMMENT 4

Item 13 of Schedule 13E-3 does not on its face require that an issuer provide shareholders with summary financial information, but provides that the issuer may elect to provide financial information in a summary format. FMB does not plan to distribute summary financial information to shareholders because in the absence of any investment decision to be made by shareholders it does not believe FMB's financial statements will be material for purposes of the proposed transaction or that shareholders would derive any material benefit from summary data. FMB also believes that the costs to its shareholders of providing summary financial information outweighs any marginal convenience to shareholders of providing such information. This decision is further premised on the fact that shareholders will not vote or exercise any other discretionary decision with respect to the transaction.

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Jeffrey B. Werbitt, Esq.
March 25, 2005
Page 3

FMB also is aware of the guidance provided by the Staff in Telephone Interpretation H.7 ("Interpretation H.7"), which interprets Instruction 1 to
Item 10 of Schedule T-O ("Instruction 1"). FMB does not believe Interpretation
H.7 is instructive for purposes of determining whether summary financial information should be provided to FMB shareholders. As an initial matter, Interpretation H.7 addresses the provision of financial statements of an acquirer to target shareholders in a tender offer. In that circumstance, Staff concluded that the acquirer's summarized financial information must be distributed to target shareholders because the acquirer's financial information was "considered material" to the target shareholders' consideration of the tender offer. Notably, in the context of a tender offer, financial statements are required only if "material to security holder's decision whether to sell, tender or hold the securities sought." In addition, "[f]inancial statements are not considered material when . . . the offer is for all outstanding securities of the subject class." See, Instruction 2 to Item 10 of Schedule T-O.

The structure of the present transaction is not analogous to a tender offer in which financial statements are material since, as noted previously, (i) FMB shareholders have no "decision" to make regarding the sale, tender or holding of FMB common stock, and (ii) the exchange or payment of cash for FMB shares occurs pursuant to the terms of the transaction without action by the shareholders. Further, because the transaction involves all outstanding shares of FMB common stock, continuing shareholders will not have any different economic interest in the surviving corporation following consummation of the transaction. As noted in Response to Comment 2, each continuing shareholder's pro rata interest in the surviving entity will be essentially identical to their interests in FMB prior to the merger. Moreover, each remaining shareholder will hold that continuing interest in exactly the same basket of assets and liabilities following the merger (less only the cash paid to redeem less than 3% of the previously outstanding shares). Under these facts, FMB does not believe its financial statements are material for purposes of Interpretation H.7, and has concluded that it is in the best interest of its shareholders not to incur the costs of providing summary financial information that does not in any way impact the proposed transaction or benefit shareholders.

RESPONSE TO COMMENT 5

Item 1010(b) requires the furnishing of pro forma financial information to shareholders only "if material." FMB does not plan to include or incorporate pro forma financial information for itself or the surviving corporation in the materials distributed to shareholders. FMB does recognize that the anticipated savings realized by the surviving corporation due to the termination of registration with the SEC would be reflected in pro forma financial information, and that this data may be of interest to FMB shareholders who receive shares of the surviving corporation's common stock. Nevertheless, FMB does not believe such data rises to the level of materiality contemplated by Item 1010(b) because such information is not pertinent to shareholders in connection with the proposed transaction because of the absence of any investment decision on their part and for the other reasons discussed above in Response to Comment 4.

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Jeffrey B. Werbitt, Esq.
March 25, 2005
Page 4

RESPONSE TO COMMENT 6

FMB disclosed select information regarding the executive officers and directors of FMB in accordance with General Instruction C(a) of Schedule 13E-3 and Item 1003(a) of Regulation M-A, which states in relevant part: "Also state the name and address of each person specified in Instruction C to the schedule."

FMB does not believe that all of its directors and executive officers should be reflected as filing persons. As stated on page 17 of the Information Statement, the executive officers and directors of FMB who are shareholders of FMB will participate in the merger in exactly the same manner and to the same extent as all other shareholders of FMB. Like all other continuing shareholders after the merger, these executive officers and directors will continue with their same respective proportionate ownership interests in the surviving corporation (except to the extent that their interests, like those of all other continuing shareholders, will increase slightly and proportionally as the result of redemption of less than 3% of the previously outstanding shares of FMB common stock). For these reasons, FMB does not believe that its executive officers and directors are "participants" in the merger and should not be considered filing persons.

RESPONSE TO COMMENT 7

FMB has revised the Information Statement to (i) identify FMB's board of directors as the body which determined the consideration to be offered to redeeming security holders, and (ii) disclose the criteria and information considered by the FMB board of directors in determining the amount and fairness of the value per share payable to such shareholders.

RESPONSE TO COMMENT 8

FMB has revised the Information Statement to reflect that K. Thor Lundgren, Esq. of Michael Best & Friedrich, LLP, FMB's outside corporate counsel, provided FMB's board of directors with a forecast of potential savings that could result from FMB termination of registration with the SEC based on discussions with FMB's management, and that Mr. Blaha of Wipfli LLP, FMB's independent registered public accounting firm, concurred with Mr. Lundgren's statements.

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Jeffrey B. Werbitt, Esq.
March 25, 2005
Page 5

RESPONSE TO COMMENT 9

FMB will deliver to the Staff promptly following the filing of this response letter, a copy of the power point presentation which accompanied the February 1, 2005 oral presentation made by American Appraisal to the FMB board of directors. FMB also will deliver copies of the preliminary valuation report and accompanying exhibits which were subsequently provided by American Appraisal to FMB in support of its February 1 oral presentation. Since December 31, 2004 was more than three months in advance of the anticipated date of the merger and since they were to perform subsequent valuations, American Appraisal did not put the initial valuation report or presentation materials into final form.

All of these materials (and the oral presentation at the February 1, 2005 FMB board of directors meeting) were premised on a valuation date of December 31, 2004. The valuation approaches and methodologies employed for purposes of the oral report and related written materials were in all material respects identical with those employed for the subsequent, updated, valuations provided by American Appraisal and are as disclosed and discussed in the "Summary Report of Financial Advisor" section of the Information Statement for those subsequent valuations. The only differences between the subsequent valuation opinions and the original oral report were (i) the updating of numbers necessary to provide for a more current valuation, and (ii) the FMB board of directors' direction to American Appraisal that, unlike the December 31, 2004 valuation, subsequent per share valuations should not be rounded down. As presented in the December 31, 2004 valuation for purposes of the February 1, 2005 oral report, American Appraisal had rounded its per share value conclusion down from $19.43 per share to $19.00 per share to compensate for the inherent lack of precision in all valuation methodologies. The FMB board of directors requested that American Appraisal not round down in its subsequent valuation opinions because of the board of directors' desire to assure fairness to shareholders receiving cash consideration.

Since there were no other changes in the valuation approach or methodologies, and since the initial oral valuation had been based on numbers that are no longer current, FMB believes that discussion of the initial oral report in greater detail would be duplicative, provide no additional benefit to shareholders, and could potentially lead to confusion by introducing a lower, and no longer current or applicable, share value into the discussion.

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Jeffrey B. Werbitt, Esq.
March 25, 2005
Page 6

RESPONSE TO COMMENT 10

FMB has revised the Information Statement to include a disclosure by Southeastern regarding its belief that the transaction is fair to shareholders, and that it has relied upon the analysis of FMB's board of directors and American Appraisal's valuation report.

RESPONSE TO COMMENT 11

FMB has expanded the disclosure regarding the valuation methodologies that were not considered by FMB's board of directors. Please see page 15 of the Information Statement.

RESPONSE TO COMMENT 12

As noted on page 15 of the Information Statement, FMB's board does not believe that a going-concern value for FMB's common stock can be determined using a single valuation methodology. FMB's board of directors believes that the blended valuation methodology undertaken by American Appraisal provides a more accurate reflection of FMB's going concern value than applying a single methodology to determine going concern value, and further believes that such blended method is fairer to shareholders who are to receive cash consideration in the transaction. The filing persons have adopted the determination of FMB's board of directors.

In general, American Appraisal valued FMB's common stock under the assumption that FMB's business operation will continue as a going concern following consummation of the merger. Because going concern valuation is an element of the analysis performed in connection with the Income Approach and Market Approach, these approaches reflect that FMB as a whole, as a result of its income generating capacity, has a greater value than the value of the sum of its parts in the event of liquidation. FMB's board of directors did consider the going concern value as one, among other, elements of the ultimate valuation determined by American Appraisal, accepting American Appraisal's view that the going concern value was adequately reflected by American Appraisal's application of the Income Approach and Market Approach to valuation.

COMMENT 13

FMB has revised the Information Statement to include each of Southeastern's and FMB's analysis of the procedural and substantive fairness of the transaction. In addition, the revised Information Statement includes a discussion of (i) why the filing parties believe that the transaction is fair despite the absence of the safeguards referenced in Items 1014(c), (d) and (e), and (ii) the procedural safeguards afforded shareholders in connection with the transaction.

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Jeffrey B. Werbitt, Esq.
March 25, 2005
Page 7

RESPONSE TO COMMENT 14

FMB has revised the Information Statement to state that, as a result of the transaction, there will be (i) no increase in the compensation of directors and officers of FMB for future services provided to Southeastern, and (ii) no alterations to any existing executive agreements that would be more favorable to executive officers of Southeastern.

RESPONSE TO COMMENT 15

FMB has revised the Information Statement to include the requested disclosure.

RESPONSE TO COMMENT 16

FMB has revised the Information Statement to include an affirmative statement that during the past two years, no material relationship existed between American Appraisal and FMB. FMB previously disclosed on current page 39 of the Information Statement that K. Thor Lundgren, Esq. is a member of the Board of Directors of American Appraisal and a partner with Michael Best and Friedrich LLP, FMB's outside corporate counsel. Michael Best expects to be compensated for legal services provided to FMB in the approximate amount of $135,000. As a partner of Michael Best, Mr. Lundgren will have a pecuniary interest in such compensation payments.

RESPONSE TO COMMENT 17

FMB has revised the Information Statement to remove the qualification.

RESPONSE TO COMMENT 18

FMB made available to the board of directors and management of Southeastern the same projected financial data and business information which it provided to American Appraisal in connection with its valuation analysis. FMB will deliver to the Staff promptly following the filing of this response letter, copies of the projections, forecasts and other materials provided to American Appraisal and all material non-public information exchanged between FMB and American Appraisal. Because portions of the information provided in response to Comment 18 are non-public data that may be exploited by competitors of FMB, FMB will provide complete and redacted copies of the requested information under separate cover with a request for confidential treatment of certain projections and forecasts of FMB.

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Jeffrey B. Werbitt, Esq.
March 25, 2005
Page 8

RESPONSE TO COMMENT 19

As set forth on page 31 of the Information Statement, at the time of filing FMB expected to pay American Appraisal $41,000 in connection with the fair value engagement referenced in this Schedule 13E-3. FMB currently expects that this amount will increase to reflect American Appraisal's assistance in FMB's response to Staff's comments. FMB will disclose any such increase in the final form of the Information Statement delivered to shareholders and filed as an Exhibit to the Schedule 13E-3.

FMB has disclosed the instructions and limitations provided to American Appraisal on page 18 of the Information Statement.

RESPONSE TO COMMENT 20

As stated on page 19 of the Information Statement, American Appraisal considered, but did not employ, the cost approach in estimating the fair value of FMB's common stock. FMB elected not to use the Cost Approach because in American Appraisal's opinion, the approach did not adequately capture the income-generating ability of FMB on a going concern basis. The indicated value of $136,967,000 was derived using the Guideline Transaction Method, which is a form of the Market Approach.

RESPONSE TO COMMENT 21

While the average banking and finance industry control premium was 38% (based on Mergerstat Review for the period between 1996 and 2003), American Appraisal did not apply that level of premium in its analysis for a number of reasons. First, a substantial portion of the typical control premium is attributable to the acquiring company being able to increase its purchase price to reflect the savings it expects to realize from synergies achieved subsequent to the merger. These synergies can include, but are not limited to (i) savings from the closing of physical facilities where the merging entities have what were previously competing offices located near to one another, (ii) compensation savings related to the termination of the acquired institution's senior management, (iii) compensation savings from termination of redundant staff positions (i.e., backroom check clearing functions, mortgage loan processors, etc.), (iv) savings arising from utilizing only a single data processing system or provider, (v) savings in advertising expenses, (vi) a general ability to reduce benefit costs and related administration expenses by combining plans, and (vii) a variety of other related elements. Second, since the merger of FMB into its subsidiary does not result in any of the synergies normally associated with a third-party transaction, use of the average industry-wide control premium would have substantially overstated value for this reason alone. The Mergerstat industry average also includes many transactions involving national and international financial institutions. These larger institutions offer a wide range of diversified products and a merger under such circumstances generally creates corresponding cross-selling opportunities which are not present in the proposed merger because (i) FMB is a small regional bank with a limited geographic reach,
(ii) has a less

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Jeffrey B. Werbitt, Esq.
March 25, 2005
Page 9

diversified product offering, and (iii) will not acquire new customers to whom cross-selling strategies can be directed. Finally, the Mergerstat Review excludes negative premiums which would have further reduced the control premium average.

Based on the factors discussed above, American Appraisal deemed a 5% control premium to be reasonable.

RESPONSE TO COMMENT 22

American Appraisal determined the weight to be applied to the multiples when applying both the Guideline Transactions Method and the Guideline Company Method by assigning a 50% weight to the earnings multiple and a 25% weight to each of the two book equity multiples (book equity and tangible book equity). These multiple assignments were based on American Appraisal's decision to give equal consideration to FMB's balance sheet (mix of assets and liabilities) and income statement (yield, costs and ability to manage and control expenses) results.

In determining concluded fair value, American Appraisal assigned equal weightings to the Guideline Transactions Method and the Guideline Company Method in deriving fair value using the Market Approach. In addition, American Appraisal assigned greater weightings to the Market Approach over the Income Approach in deriving the value of FMB as only one year of the projected financials of FMB was available for the Income Approach.

RESPONSE TO COMMENT 23

Staff Comments 24 and 23 are to some extent premised on the supposition that American Appraisal delivered a fairness opinion to FMB's board of directors. American Appraisal actually delivered a valuation report to FMB's board of directors regarding the fair value per share of common stock of FMB. American Appraisal was not engaged to and did not deliver either a traditional fairness opinion or a specific recommendation in connection with the transaction. Rather, American Appraisal delivered an opinion on value which was utilized by the FMB board of directors in determining a fair price to be paid to those shareholders whose shares would be redeemed in the merger.

RESPONSE TO COMMENT 24

FMB engaged American Appraisal to determine the fair value per share of the common stock of FMB on a marketable, controlling basis. The engagement did not involve a recommendation regarding the transaction to either the board of directors or the shareholders of FMB. As noted in our response to Comment 2, the shareholders of FMB will not be asked to approve the transaction and will not make an investment decision in connection with the transaction. Accordingly, FMB did not request that American Appraisal make a specific recommendation regarding the transaction.

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Jeffrey B. Werbitt, Esq.
March 25, 2005
Page 10

"TANDY" REPRESENTATIONS

In connection with this filing, FMB hereby states the following:

(a) FMB acknowledges that in connection with the comments made by the Staff, the Staff has not passed generally on the accuracy or adequacy of the disclosure made herein, and the FMB and its management are solely responsible for the content of such disclosure;

(b) FMB acknowledges that the Staff's comments and changes in disclosure in response to the Staff's comments does not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

(c) FMB represents that neither it nor its management will assert the Staff's comments or changes in disclosure in response to the Staff's comments as a defense in any action or proceeding by the SEC or any person.

Please contact Marcia Y. Lucas at (414) 270-2739 with any questions you may have or for any further information you may require.

Sincerely,

FIRST MANITOWOC BANCORP, INC.

/s/ Thomas J. Bare

Thomas J. Bare
President and Chief Executive Officer